Exhibit 12
AGL Resources Inc.
Statement Setting Forth Ratio of Earnings to Fixed Charges

	Nine months ended	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
Dollars in millions	September 30, 2014 (1)	2013 (1)	2012 (1)	2011 (1)	2010 (2)	2009 (2)
Earnings before income taxes	$682	$485	$431	$300	$390	$384
Add:
Fixed charges (see “B” below)	142	189	202	146	123	115
Amortization of capitalized interest (3)	-	-	-	1	-	-
Distributed income of equity investees	6	3	14	-	-	-
Less:
Interest capitalized (3)	-	-	(1)	(1)	(5)	(3)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(14)	(18)	(15)	(14)	(16)	(27)
Adjusted earnings (A)	$816	$659	$631	$432	$492	$469

Fixed charges
Interest on long-term debt	$139	$182	$177	$101	$109	$98
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	(2)	(5)	12	38	7	10
Estimated interest components of rentals	5	12	13	7	7	7
Total fixed charges (B)	$142	$189	$202	$146	$123	$115

Ratio of earnings to fixed charges (A)/(B)	5.75	3.49	3.12	2.96	4.00	4.08

(1)	Amounts revised for prior period adjustments. See Note 15 to our Consolidated Financial Statements under Part II of our 2013 10-K/A for additional information.
(2)	Does not reflect adjustments, as discussed in Note 15 to our Consolidated Financial Statements under Part II of our 2013 10-K/A, as they were insignificant to these years.
(3)	Includes interest capitalized and related amortization for our nonregulated segments.